Exhibit 11.1

DEPARTMENT 56, INC.

COMPUTATION OF NET INCOME PER SHARE

(In thousands, except per share amounts)

	Quarter Ended April 1, 2000	Quarter Ended April 3, 1999
Basic:
Net (Loss)/Income	$(3,158)	$3,344

Weighted average number of common shares outstanding	14,941	18,039
Net (Loss)/Income per Common Share	$(0.21)	$0.19

Assuming Dilution:
Net (Loss)/Income	$(3,158)	$3,344

Weighted average number of common shares outstanding	14,941	18,039
The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	63	246

Weighted average number of common and common equivalent shares	15,004	18,285

Net (Loss)/Income per Common Share Assuming Dilution	$(0.21)	$0.18